Degrees Plato

PROFIT AND LOSS
January - October, 2019

	TOTAL
Income	
Commissions - Food delivery services	7,182.47
Food & beverage sales	822,433.39
Discounts	-43,029.69
Food sales	-664.84
Total Food & beverage sales	**778,738.86**
Gratuities	85,917.15
Sales tax collected	49,449.61
Tips collected	11.10
Total Income	**$921,299.19**
Cost of Goods Sold	
Cost of Goods Sold	
Beer costs	165,719.56
Food costs	128,338.87
Non Alcoholic beverage costs	8,022.26
Wine costs	34,374.22
Total Cost of Goods Sold	**336,454.91**
Labor costs	
Independent contractors	235.50
Payroll taxes	30,112.44
Wages	294,967.30
Worker compensation insurance	8,853.31
Total Labor costs	**334,168.55**
Other Costs	
Merchant account fees (cc)	43.54
Non-food supplies costs	8,713.85
Point of sales processing	28.05
Sales tax paid to BOE (offset Sales Tax coll.)	63,480.57
Total Other Costs	**72,266.01**
Total Cost of Goods Sold	**$742,889.47**
GROSS PROFIT	**$178,409.72**
Expenses	
Marketing	
Advertising & promotion	508.72
Meals	4,036.31
Parking & tolls	155.73
Travel	62.65
Vehicle	1,850.38
Total Marketing	**6,613.79**
Office	
Bank fees	492.02
Dues & subscriptions	299.69
Insurance	4,862.02

	TOTAL
Office supplies	537.73
Professional services	
Accounting	3,140.00
Legal	400.00
Payroll processing	946.56
Total Professional services	**4,486.56**
Rent	51,430.48
Repairs & maintenance	2,663.42
Taxes & Licenses	3,631.45
Utilities	28,192.72
Telephone	996.67
Total Utilities	**29,189.39**
Total Office	**97,592.76**
Online services	1,097.06
Travel	
Airfare	2,701.96
Meals & Entertainment	534.81
Transportation	457.00
Total Travel	**3,693.77**
Total Expenses	**$108,997.38**
NET OPERATING INCOME	**$69,412.34**
Other Expenses	
Ask my accountant	4,012.32
Interest expense	2,575.60
Total Other Expenses	**$6,587.92**
NET OTHER INCOME	**$ -6,587.92**
NET INCOME	**$62,824.42**